# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Proficient Auto Logistics, Inc, CIK 0001998768
CUSIP: 656912102
Title of class of securities: Common
Address of issuer's principal executive offices: 10057 103RD STREET, JACKSONVILLE, Florida (FL), 32210
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001217541

## Reporting persons
- Diamond Hill Capital Management, LLC (Investment Advisor): type of reporting person: investment adviser (IA); citizenship or place of organization: Ohio (OH); sole voting power 1,660,028; shared voting power 0; sole dispositive power 1,660,028; shared dispositive power 0; aggregate amount beneficially owned 1,660,028 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Proficient Auto Logistics, Inc
Address of issuer's principal executive offices: 10057 103RD STREET, JACKSONVILLE, FLORIDA, 32210

## Item 2. Person Filing
Name of person filing: Diamond Hill Capital Management, LLC
Address of principal business office or, if none, residence: 325 JOHN H. MCCONNELL BLVD., SUITE 200, COLUMBUS, OH, 43215
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,660,028
Percent of class: 5.92
Sole power to vote or to direct the vote: 1,660,028
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,660,028
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Diamond Hill Capital Management, LLC (DHCM), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,660,028 shares, or 5.92% of the common stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of DHCM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Diamond Hill Capital Management, LLC (Investment Advisor): Alyssa Bentz, Chief Compliance Officer (11/10/2026)